Exhibit 11.1

Consent of Independent Auditors

We consent to the use, in the Offering Statement on Form 1-A of VidAngel, Inc., and the Offering Circular consisting a part thereof, of our report dated July 29, 2016 on our audit of the balance sheets of VidAngel, Inc., as of December 31, 2015 and 2014, and the related statements of operations, stockholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.

/s/ TANNER LLC

Salt Lake City, Utah

August 12, 2016